DIGITAL YEARBOOK INC

Jason Niethamer
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Digital Yearbook, Inc.
      Form 8-K Filed on December 11, 2008
      File No. 000-52917

Dear Mr. Niethamer:

Digital Yearbook, Inc., in connection with the 8-K that it filed on December 11, 2008 and subsequent amendment acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions or comments please direct them to the undersigned.  Thank you.

Sincerely,

 /S/ Arunkumar Rajapandy

Arunkumar Rajapandy
President

3938 E Grant Rd, #453, Tucson, Arizona 85712